

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Trevor Newton
Chief Executive Officer
PATRIOT GOLD CORP
401 Ryland St. Suite 180
Reno, Nevada, 89502

> **Re: PATRIOT GOLD CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 000-32919**

Dear Trevor Newton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2. Description of Properties, page 8

1.   Please revise to include the mineral property disclosure required by Items 1303, Item 1304, and Item 1305 of Regulation S-K. This disclosure should include all properties in which you have an economic interest, including royalty properties. In your response please identify material and non-material properties and explain the criteria used to distinguish between the two.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kathy Rasler